EXHIBIT 99.1

SNDL Inc.

Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited – expressed in thousands of Canadian dollars)

SNDL Inc.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited - expressed in thousands of Canadian dollars)

As at	Note	June 30, 2023	December 31, 2022

Assets
Current assets
Cash and cash equivalents		185,455	279,586
Restricted cash		19,456	19,338
Marketable securities	6	3,535	21,926
Accounts receivable		32,661	22,636
Biological assets	7	1,330	3,477
Inventory	8	160,407	127,782
Prepaid expenses and deposits		21,792	10,110
Investments	14	23,038	6,552
Assets held for sale	3(a),9	8,391	6,375
Net investment in subleases	12	3,656	3,701
		459,721	501,483
Non-current assets
Long-term deposits		9,766	8,584
Right of use assets	10	136,947	134,154
Property, plant and equipment	11	181,841	143,409
Net investment in subleases	12	18,918	19,618
Intangible assets	13	74,446	74,885
Investments	14	9,638	90,702
Equity-accounted investees	15	532,818	519,255
Goodwill	3(a)	147,680	67,260
Total assets		1,571,775	1,559,350

Liabilities
Current liabilities
Accounts payable and accrued liabilities		62,557	48,153
Lease liabilities	17	35,982	30,206
Derivative warrants	16	3,960	11,002
		102,499	89,361
Non-current liabilities
Lease liabilities	17	136,136	139,625
Other liabilities		5,252	2,709
Total liabilities		243,887	231,695

Shareholders’ equity
Share capital	18(b)	2,365,845	2,292,810
Warrants		2,260	2,260
Contributed surplus		73,636	68,961
Contingent consideration		2,279	2,279
Accumulated deficit		(1,156,279)	(1,091,999)
Accumulated other comprehensive income		20,182	32,188
Total shareholders’ equity		1,307,923	1,306,499
Non-controlling interest		19,965	21,156
Total liabilities and shareholders’ equity		1,571,775	1,559,350

Commitments (note 27)

Subsequent events (notes 19 and 28)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Loss and Comprehensive Loss

(Unaudited - expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended June 30		Six months ended June 30
	Note	2023	2022	2023	2022
Gross revenue	20	257,425	227,557	470,324	247,684
Excise taxes		12,914	3,862	23,361	6,392
Net revenue		244,511	223,695	446,963	241,292
Cost of sales	8	188,922	174,291	347,071	188,617
Inventory impairment and obsolescence	8	4,291	3,871	13,468	5,852
Gross margin before fair value adjustments		51,298	45,533	86,424	46,823
Change in fair value of biological assets		(1,413)	(388)	(4,948)	3,302
Change in fair value realized through inventory		2,048	(2,066)	2,998	(3,627)
Gross margin		51,933	43,079	84,474	46,498

Interest and fee revenue	21	3,421	2,577	7,632	6,438
Investment loss	21	(4,020)	(35,073)	(9,189)	(52,783)
Share of profit (loss) of equity-accounted investees	15	(936)	(37,978)	8,580	(33,887)

General and administrative		52,727	40,293	101,300	50,975
Sales and marketing		4,104	3,132	7,490	4,243
Research and development		20	390	160	485
Depreciation and amortization	10,11,13	13,443	8,800	29,911	9,539
Share-based compensation	19	3,893	438	6,102	4,642
Restructuring costs		4,042	(882)	5,578	(882)
Asset impairment	11,13	1,658	1,850	2,465	1,850
Loss from operations		(29,489)	(81,416)	(61,509)	(104,586)

Transaction costs		(173)	7,938	(2,213)	1,457
Finance costs, net	22	(2,458)	(26,505)	(7,631)	(26,444)
Change in estimate of fair value of derivative warrants	16	2,240	23,656	7,042	15,356
Foreign exchange gain (loss)		(31)	161	(194)	11
Gain (loss) on disposition of assets		(77)	402	(261)	402
Loss before income tax		(29,988)	(75,764)	(64,766)	(113,804)
Income tax recovery		—	1,791	—	1,791
Net loss from continuing operations		(29,988)	(73,973)	(64,766)	(112,013)
Net loss from discontinued operations	4	(3,170)	—	(4,535)	—
Net loss		(33,158)	(73,973)	(69,301)	(112,013)

Equity-accounted investees - share of other comprehensive income (loss)	15	(11,621)	12,727	(12,006)	5,994
Gain on translation of foreign operations		(5)	—	—	—
Comprehensive loss		(44,784)	(61,246)	(81,307)	(106,019)

Net loss from continuing operations attributable to:
Owners of the Company		(29,350)	(73,301)	(63,553)	(111,205)
Non-controlling interest		(638)	(672)	(1,213)	(808)
		(29,988)	(73,973)	(64,766)	(112,013)
Net income (loss) attributable to:
Owners of the Company		(32,520)	(73,301)	(68,088)	(111,205)
Non-controlling interest		(638)	(672)	(1,213)	(808)
		(33,158)	(73,973)	(69,301)	(112,013)
Comprehensive income (loss) attributable to:
Owners of the Company		(44,146)	(60,574)	(80,094)	(105,211)
Non-controlling interest		(638)	(672)	(1,213)	(808)
		(44,784)	(61,246)	(81,307)	(106,019)
Net loss per common share attributable to owners of the Company
Basic and diluted	24	$(0.12)	$(0.31)	$(0.26)	$(0.50)

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non-controlling interest	Total
Balance at December 31, 2022		2,292,810	2,260	68,961	2,279	(1,091,999)	32,188	21,156	1,327,655
Net loss		—	—	—	—	(68,088)	—	(1,213)	(69,301)
Other comprehensive loss		—	—	—	—	—	(12,006)	—	(12,006)
Share repurchases	18(b)	(5,344)	—	—	—	3,808	—	—	(1,536)
Share issuances by subsidiaries		—	—	25	—	—	—	26	51
Acquisition	3(a)	83,953	—	—	—	—	—	—	83,953
Shares acquired and cancelled	18(b)	(6,615)	—	—	—	—	—	—	(6,615)
Share-based compensation	19	—	—	5,691	—	—	—	—	5,691
Employee awards exercised	18(b)	1,041	—	(1,041)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(4)	(4)
Balance at June 30, 2023		2,365,845	2,260	73,636	2,279	(1,156,279)	20,182	19,965	1,327,888

Balance at March 31, 2023		2,365,319	2,260	70,716	2,279	(1,123,759)	31,808	20,587	1,369,210
Net loss		—	—	—	—	(32,520)	—	(638)	(33,158)
Other comprehensive income		—	—	—	—	—	(11,626)	—	(11,626)
Share issuances by subsidiaries		—	—	37	—	—	—	22	59
Share-based compensation	19	—	—	3,409	—	—	—	—	3,409
Employee awards exercised	18(b)	526	—	(526)	—	—	—	—	—
Distribution declared by subsidiaries		—	—	—	—	—	—	(6)	(6)
Balance at June 30, 2023		2,365,845	2,260	73,636	2,279	(1,156,279)	20,182	19,965	1,327,888

SNDL Inc.

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity

(Unaudited - expressed in thousands of Canadian dollars)

	Note	Share capital	Warrants	Contributed surplus	Contingent consideration	Accumulated deficit	Accumulated other comprehensive income	Non- controlling interest	Total equity
Balance at December 31, 2021		2,035,704	8,092	60,734	2,279	(785,112)	7,607	229	1,329,533
Net loss		—	—	—	—	(111,205)	—	(808)	(112,013)
Other comprehensive income		—	—	—	—	—	5,994	—	5,994
Share issuances		2,870	—	—	—	—	—	—	2,870
Share repurchases		(5,170)	—	—	—	3,117	—	—	(2,053)
Share issuances by subsidiaries		—	—	57	—	—	—	35	92
Acquisition		287,129	—	—	—	—	—	58,250	345,379
Share-based compensation		—	—	5,992	—	—	—	95	6,087
Employee awards exercised		1,740	—	(1,740)	—	—	—	—	—
Balance at June 30, 2022		2,322,273	8,092	65,043	2,279	(893,200)	13,601	57,801	1,575,889

Balance at March 31, 2022		2,327,443	8,092	61,959	2,279	(823,016)	874	58,343	1,635,974
Net loss		—	—	—	—	(73,301)	—	(672)	(73,973)
Other comprehensive income		—	—	—	—	—	12,727	—	12,727
Share repurchases		(5,170)	—	—	—	3,117	—	—	(2,053)
Share issuances by subsidiaries		—	—	57	—	—	—	35	92
Share-based compensation		—	—	3,027	—	—	—	95	3,122
Balance at June 30, 2022		2,322,273	8,092	65,043	2,279	(893,200)	13,601	57,801	1,575,889

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Condensed Consolidated Interim Statement of Cash Flows

(Unaudited - expressed in thousands of Canadian dollars)

		Three months ended June 30		Six months ended June 30
	Note	2023	2022	2023	2022
Cash provided by (used in):
Operating activities
Net loss for the period		(33,158)	(73,973)	(69,301)	(112,013)
Adjustments for:
Income tax recovery		—	(1,791)	—	(1,791)
Interest and fee revenue	21	(3,421)	(2,577)	(7,632)	(6,438)
Change in fair value of biological assets		1,413	388	4,948	(3,302)
Share-based compensation	19	3,893	438	6,102	4,642
Depreciation and amortization	10,11,13	14,674	10,538	32,933	12,977
Loss (gain) on disposition of assets		77	(402)	261	(402)
Inventory obsolescence	8	4,291	3,871	13,468	5,852
Finance costs	22	2,458	26,505	7,631	26,444
Change in estimate of fair value of derivative warrants	16	(2,240)	(23,656)	(7,042)	(15,356)
Unrealized foreign exchange loss (gain)		(72)	19	(24)	35
Asset impairment		1,658	1,850	2,465	1,850
Share of (profit) loss of equity-accounted investees	15	936	37,978	(8,580)	33,887
Loss on settlement of marketable securities	6,21	48,988	—	92,792	—
Unrealized (gain) loss on marketable securities	6,21	(44,968)	35,338	(83,603)	53,172
Additions to marketable securities		—	(2,899)	—	(3,500)
Proceeds from settlement of marketable securities	6	3,437	—	3,463	—
Income distributions from equity-accounted investees		—	—	—	685
Interest received		3,217	2,084	6,920	5,799
Change in non-cash working capital	23	(14,193)	(31,584)	(56,755)	(46,434)
Net cash used in operating activities from continuing operations		(13,010)	(17,873)	(61,954)	(43,893)
Net cash provided by operating activities from discontinued operations	4	4,167	—	4,314	—
Net cash used in operating activities		(8,843)	(17,873)	(57,640)	(43,893)
Investing activities
Additions to property, plant and equipment	11	(1,247)	(3,554)	(2,641)	(4,535)
Additions to intangible assets	13	(39)	1	(56)	(55)
Additions to investments		125	337	(702)	(14,094)
Additions to equity-accounted investees	15	(9,443)	(36,880)	(16,989)	(94,200)
Proceeds from disposal of property, plant and equipment		55	4,000	137	4,000
Acquisitions, net of cash acquired	3	—	—	3,695	(31,149)
Change in non-cash working capital	23	1,586	294	1,127	259
Net cash used in investing activities from continuing operations		(8,963)	(35,802)	(15,429)	(139,774)
Net cash used in investing activities from discontinued operations	4	—	—	—	—
Net cash used in investing activities		(8,963)	(35,802)	(15,429)	(139,774)
Financing activities
Change in restricted cash		(76)	2,541	(118)	7,607
Payments on lease liabilities, net		(10,116)	(9,177)	(19,607)	(9,624)
Repurchase of common shares, net of costs	18(b)	—	(2,053)	(1,536)	(2,053)
Repayment of long-term debt		—	—	—	(10,000)
Change in non-cash working capital	23	200	2,170	199	2,116
Net cash used in financing activities from continuing operations		(9,992)	(6,519)	(21,062)	(11,954)
Net cash used in financing activities from discontinued operations	4	—	—	—	—
Net cash used in financing activities		(9,992)	(6,519)	(21,062)	(11,954)
Change in cash and cash equivalents		(27,798)	(60,194)	(94,131)	(195,621)
Cash and cash equivalents, beginning of period		213,253	422,824	279,586	558,251
Cash and cash equivalents, end of period		185,455	362,630	185,455	362,630

See accompanying notes to the condensed consolidated interim financial statements.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

1.
Description of business

SNDL Inc. (“SNDL” or the “Company”) was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 25, 2022, the Company’s shareholders approved a special resolution amending the articles of SNDL to change the name of the Company from “Sundial Growers Inc.” to “SNDL Inc.”.

The Company’s head office is located at 300, 919 11th Avenue SW, Calgary, Alberta, Canada.

The principal activities of the Company are the retailing of wines, beers and spirits, the operation and support of corporate-owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted, the manufacturing of cannabis products providing proprietary cannabis processing services, the production, distribution and sale of cannabis domestically and for export pursuant to the Cannabis Act (Canada) (the “Cannabis Act”), and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada. The Company also owns approximately 63% of Nova Cannabis Inc. (“Nova”) (TSX: NOVC), whose principal activities are the retail sale of cannabis.

SNDL and its subsidiaries currently operate solely in Canada, with the exception of Green Roads, Inc. (“Green Roads”), a subsidiary acquired in the Valens Transaction (defined below) who sold CBD products in the United States and is classified as held for sale (note 9) and discontinued operations (note 4). Through its joint venture, SunStream Bancorp Inc. (“SunStream”) (note 15), the Company provides growth capital that pursues indirect investment and financial services opportunities in the cannabis sector, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

The Company’s common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “SNDL”.

2.
Basis of presentation

Statement of compliance

The condensed consolidated interim financial statements (“financial statements”) have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee. These financial statements were prepared using the same accounting policies and methods as those disclosed in the annual consolidated financial statements for the year ended December 31, 2022. These financial statements should be read in conjunction with the annual consolidated financial statements for the Company for the year ended December 31, 2022.

These financial statements were approved and authorized for issue by the Board of Directors (“Board”) on August 11, 2023.

3.
Business acquisitions
a)
Valens

On January 17, 2023, the Company acquired all of the issued and outstanding common shares of The Valens Company Inc. (“Valens”), other than those owned by SNDL and its subsidiaries, by way of a statutory plan of arrangement (the “Valens Transaction”). The Valens Transaction consideration was comprised of (i) the assumption of Valens’ $60 million non-revolving term loan facility from its then existing lender, and (ii) an aggregate 27.6 million SNDL common shares valued at $84.0 million based on the fair value of each common share of the Company on the closing date (0.3334 of a SNDL common share for each Valens common share).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Valens is a manufacturer of cannabis products providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens products are formulated for the medical, health and wellness, and recreational consumer segments.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. The purchase price allocation is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities and the amount of deferred income taxes, if any, arising on their recognition.

Due to the inherent complexity associated with valuations and the timing of the acquisition, the amounts below are provisional and subject to adjustment.

The fair value of consideration paid was as follows:

	Provisional	Adjustments	Provisional
Valens loan facility	61,512	—	61,512
Issuance of common shares	83,953	—	83,953
	145,465	—	145,465

The preliminary fair value of the assets and liabilities acquired was as follows:

	Provisional	Adjustments	Provisional
Cash	3,615	—	3,615
Accounts receivable	21,361	—	21,361
Investments	876	—	876
Prepaid expenses and deposits	4,980	—	4,980
Inventory	14,140	—	14,140
Assets held for sale	6,330	—	6,330
Right of use assets	2,882	—	2,882
Property, plant and equipment	63,030	(10,938)	52,092
Intangible assets	2,285	(785)	1,500
Goodwill	68,697	11,723	80,420
Accounts payable and accrued liabilities	(34,185)	—	(34,185)
Contractual obligation	(5,339)	—	(5,339)
Lease liabilities	(3,207)	—	(3,207)
	145,465	—	145,465

As new information is obtained within one year of the date of acquisition, about facts and circumstances that existed at the date of acquisition, identifies adjustments to the above amounts, the accounting for the acquisition will be revised.

Valens subsidiary Green Roads was sold and has been classified as held for sale and discontinued operations (note 4).

The financial statements incorporate the operations of Valens commencing January 18, 2023. During the period January 18, 2023 to June 30, 2023 the Company recorded revenues of $39.1 million and net loss of $25.8 million from the Valens operations. Had the Valens Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to January 17, 2023, revenue would have increased by $4.2 million and net loss would have increased by $2.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Valens Transaction of $2.6 million which have been included in transaction costs.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

b)
Superette

On February 7, 2023, the Company acquired the right, title and interest in (i) five Superette retail locations within Toronto and Ottawa; (ii) the intellectual property rights related to the Superette brand (the “Superette IP”); and (iii) the shares of Superette Ontario (collectively, the “Superette Transaction”).

The Superette acquisition consideration was comprised of the extinguishment of the Company’s promissory note.

The fair value of consideration paid was as follows:

Extinguishment of promissory note	2,625
2,625

The fair value of the assets and liabilities acquired was as follows:

Cash	80
Accounts receivable	30
Prepaid expenses and deposits	141
Inventory	371
Right of use assets	1,129
Property, plant and equipment	2,077
Accounts payable and accrued liabilities	(74)
Lease liabilities	(1,129)
2,625

The financial statements incorporate the operations of Superette commencing February 8, 2023. During the period February 8, 2023 to June 30, 2023 the Company recorded revenues of $1.7 million and net loss of $0.7 million from the Superette operations. Had the Superette Transaction closed on January 1, 2023, management estimates that for the period January 1, 2023, to February 7, 2023, revenue would have increased by $0.5 million and net loss would have increased by $0.1 million. In determining these amounts, management assumes the fair values on the date of acquisition would have been the same as if the acquisition had occurred on January 1, 2023.

The Company incurred costs related to the Superette Transaction of $0.6 million which have been included in transaction costs.

4.
Discontinued operations

The Green Roads operations acquired as part of the Valens acquisition were classified as held for sale and discontinued operations as the carrying amount of the disposal group was expected to be recovered through a sale transaction rather than through continued use.

Green Roads filed for bankruptcy on March 6, 2023. Subject to the bid procedures, a successful bid of USD$3.1 million was accepted and the sale was approved at a court hearing on May 10, 2023. The disposition of Green Roads closed on May 31, 2023 and a loss on disposition of $2.3 million was recorded.

The consolidated statement of loss and comprehensive loss and consolidated statement of cash flows have been presented to show the discontinued operations separately from continuing operations.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Results of discontinued operations

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Net revenue	2,978	—	7,510	—
Cost of sales	1,640	—	3,841	—
Gross margin	1,338	—	3,669	—

General and administrative	1,302	—	3,639	—
Sales and marketing	687	—	1,817	—
Depreciation and amortization	231	—	450	—
Loss from operations	(882)	—	(2,237)	—

Finance costs	(6)	—	(16)	—
Loss on disposition	(2,282)	—	(2,282)	—
Net loss	(3,170)	—	(4,535)	—

5.
Segment information

The Company’s reportable segments are organized by business line and are comprised of four reportable segments: liquor retail, cannabis retail, cannabis operations, and investments.

Liquor retail includes the sale of wines, beers and spirits through owned liquor stores. Cannabis retail includes the private sale of adult-use cannabis through owned and franchise retail cannabis stores. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use and medical markets domestically and for export, and providing proprietary cannabis processing services, in addition to product development, manufacturing, and commercialization of cannabis consumer packaged goods. Investments include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segment are reported as “Corporate”.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Liquor Retail	Cannabis Retail (1)	Cannabis Operations (2)	Investments (3)	Corporate	Total
As at June 30, 2023
Total assets	339,097	204,016	318,028	691,178	19,456	1,571,775
Six months ended June 30, 2023
Net revenue	267,601	139,289	40,073	—	—	446,963
Gross margin	61,627	33,599	(10,752)	—	—	84,474
Interest and fee revenue	—	58	—	7,397	177	7,632
Investment (loss) income	—	—	(497)	(8,692)	—	(9,189)
Share of profit (loss) of equity-accounted investees	—	—	—	8,580	—	8,580
Depreciation and amortization	18,507	7,051	1,796	—	2,557	29,911
Earnings (loss) from operations	6,271	2,287	(32,821)	7,077	(44,323)	(61,509)
Income (loss) before income tax	3,751	477	(32,951)	3,453	(39,496)	(64,766)
Three months ended June 30, 2023
Net revenue	151,690	71,881	20,940	—	—	244,511
Gross margin	35,360	17,780	(1,207)	—	—	51,933
Interest and fee revenue	—	58	—	3,186	177	3,421
Investment (loss) income	—	—	(214)	(3,806)	—	(4,020)
Share of profit (loss) of equity-accounted investees	—	—	—	(936)	—	(936)
Depreciation and amortization	8,161	3,361	650	—	1,271	13,443
Earnings (loss) from operations	8,207	2,340	(14,134)	(1,660)	(24,242)	(29,489)
Income (loss) before income tax	6,714	1,221	(13,831)	(1,917)	(22,175)	(29,988)
(1)
Cannabis retail includes the operations of Superette for the period February 8, 2023 to June 30, 2023.
(2)
Cannabis operations includes the operations of Valens for the period January 18, 2023 to June 30, 2023.
(3)
Total assets include cash and cash equivalents.

	Liquor Retail (1)	Cannabis Retail (1)	Cannabis Operations	Investments (2)	Corporate	Total
As at December 31, 2022
Total assets	351,338	200,393	163,130	825,151	19,338	1,559,350
Six months ended June 30, 2022
Net revenue	149,947	71,006	20,339	—	—	241,292
Gross margin	33,812	17,190	(4,504)	—	—	46,498
Interest and fee revenue	—	—	—	6,438	—	6,438
Investment loss	—	—	—	(52,783)	—	(52,783)
Share of profit (loss) of equity-accounted investees	—	—	—	(33,887)	—	(33,887)
Depreciation and amortization	2,799	2,842	9	—	3,889	9,539
Earnings (loss) from operations	11,215	1,196	(11,257)	(79,668)	(26,072)	(104,586)
Income (loss) before income tax	8,306	167	(11,000)	(101,973)	(9,304)	(113,804)
Three months ended June 30, 2022
Net revenue	148,637	63,494	11,564	—	—	223,695
Gross margin	33,528	13,897	(4,346)	—	—	43,079
Interest and fee revenue	—	—	—	2,577	—	2,577
Investment loss	—	—	—	(35,073)	—	(35,073)
Share of profit (loss) of equity-accounted investees	—	—	—	(37,978)	—	(37,978)
Depreciation and amortization	2,799	2,247	—	—	3,754	8,800
Earnings (loss) from operations	11,288	1,476	(8,293)	(69,973)	(15,914)	(81,416)
Income (loss) before income tax	8,379	447	(8,036)	(92,278)	15,724	(75,764)
(1)
Liquor retail includes operations of Alcanna Inc. (“Alcanna”) retail stores for the period March 31, 2022 to June 30, 2022, and cannabis retail includes operations of Nova retail stores for the period March 31, 2022 to June 30, 2022.
(2)
Total assets include cash and cash equivalents.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Geographical disclosure

As at June 30, 2023, the Company had non-current assets related to investment credit operations in the United States of $532.8 million (December 31, 2022 – $519.3 million). For the six months ended June 30, 2023, share of profit of equity-accounted investees related to operations in the United States was a gain of $8.6 million (six months ended June 30, 2022 – loss of $33.9 million). All other non-current assets relate to operations in Canada and revenues from external customers relate to operations in Canada.

6.
Marketable securities

As at	June 30, 2023	December 31, 2022
Balance, beginning of year	21,926	83,724
Acquisition (note 3(a))	876	—
Additions	—	3,755
Dispositions	(10,078)	—
Change in fair value recognized in profit or loss	(9,189)	(65,553)
Balance, end of period	3,535	21,926

7.
biological assets

The Company’s biological assets consist of cannabis plants in various stages of vegetation, including plants which have not been harvested. The change in carrying value of biological assets is as follows:

As at	June 30, 2023	December 31, 2022
Balance, beginning of year	3,477	4,410
Increase in biological assets due to capitalized costs	15,214	27,749
Acquisition	—	909
Net change in fair value of biological assets	(4,948)	(1,309)
Transferred to inventory upon harvest	(12,413)	(28,282)
Balance, end of period	1,330	3,477

Biological assets are valued in accordance with IAS 41 and are presented at their fair value less costs to sell up to the point of harvest. This is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price less costs to produce and sell per gram.

The fair value measurements for biological assets have been categorized as Level 3 fair values based on the inputs to the valuation technique used. The Company’s method of accounting for biological assets attributes value accretion on a straight-line basis throughout the life of the biological asset from initial cloning to the point of harvest.

Management believes the most significant unobservable inputs and their impact on fair value of biological assets are as follows:

Assumption	Input	Weighted average input		Effect of 10% change ($000s)
		June 30 2023	December 31 2022	June 30 2023	December 31 2022
Yield per square foot of growing space (1)	Grams	48	48	83	279
Average net selling price (2)	$/gram	5.62	4.66	221	687
After harvest cost to complete and sell	$/gram	1.15	1.27	47	187
(1)
Varies by strain; obtained through historical growing results or grower estimate if historical results are not available.
(2)
Varies by strain and sales market; obtained through average selling prices or estimated future selling prices if historical results are not available.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

These assumptions are estimates that are subject to volatility in market prices and several uncontrollable factors. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the net change in fair value of biological assets in future periods.

The Company estimates the harvest yields for cannabis at various stages of growth. As at June 30, 2023, it is estimated that the Company’s biological assets will yield approximately 2,348 kilograms (December 31, 2022 – 3,904 kilograms) of dry cannabis when harvested. During the six months ended June 30, 2023, the Company harvested 10,865 kilograms of dry cannabis (six months ended June 30, 2022 – 12,263 kilograms).

8.
Inventory

As at	June 30, 2023	December 31, 2022
Retail liquor	105,520	82,589
Harvested cannabis
Raw materials, packaging and components	7,242	4,577
Extracted cannabis & hemp oils	11,504	—
Work-in-progress	13,332	19,927
Finished goods	7,210	7,040
Retail cannabis	15,599	13,373
Millwork	—	276
	160,407	127,782

During the three and six months ended June 30, 2023, inventories of $188.9 million and $347.1 million were recognized in cost of sales as an expense (three and six months ended June 30, 2022 – $174.3 million and $188.6 million).

During the three and six months ended June 30, 2023, the Company recognized inventory write downs of $4.4 million and $13.6 million (three and six months ended June 30, 2022 – $4.4 million and $7.2 million), of which $4.3 million and $13.5 million (three and six months ended June 30, 2022 – $3.9 million and $5.9 million) was recognized as an impaired and obsolete inventory provision, and $0.1 million and $0.1 million (six months ended June 30, 2022 – $0.5 million and $1.3 million) was included in the change in fair value realized through inventory as the fair value component of the impaired and obsolete inventory provision.

9.
Assets held for sale

At June 30, 2023, assets held for sale was comprised of the following:

Stellarton facility	6,375
Mission facility	2,016
8,391

The Stellarton facility is located in Stellarton, Nova Scotia, and its primary purpose was the packaging and processing of value added and derivative products for the adult-use cannabis market. The Stellarton facility was acquired in the Zenabis acquisition.

The Mission facility is located in Mission, British Columbia, and its primary purpose was the cultivation of cannabis and the packaging of dried cannabis flower in consumer packaging. The Mission facility was acquired in the Valens Transaction (note 3(a)).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

10.
Right of use assets

Cost
Balance at December 31, 2022	167,067
Acquisition (note 3(a), note3(b))	4,011
Additions	778
Renewals, remeasurements and dispositions	13,683
Balance at June 30, 2023	185,539

Accumulated depreciation and impairment
Balance at December 31, 2022	32,913
Depreciation	15,679
Balance at June 30, 2023	48,592

Net book value
Balance at December 31, 2022	134,154
Balance at June 30, 2023	136,947

During the six months ended June 30, 2023, renewals, remeasurements and dispositions of $13.7 million mainly related to lease renewals.

11.
Property, plant and equipment

	Land	Production facilities	Leasehold improvements	Equipment	Construction in progress (“CIP”)	Total
Cost
Balance at December 31, 2022	11,964	154,234	70,814	78,922	9,454	325,388
Acquisition (note 3(a), note3(b))	8,661	24,330	3,660	17,518	—	54,169
Additions	—	—	1,200	2,196	(764)	2,632
Dispositions	—	(29)	(289)	(817)	—	(1,135)
Balance at June 30, 2023	20,625	178,535	75,385	97,819	8,690	381,054

Accumulated depreciation and impairment
Balance at December 31, 2022	—	132,007	15,369	28,782	5,821	181,979
Depreciation	—	1,124	6,377	8,567	—	16,068
Impairment	—	—	458	1,362	—	1,820
Dispositions	—	—	(273)	(381)	—	(654)
Balance at June 30, 2023	—	133,131	21,931	38,330	5,821	199,213

Net book value
Balance at December 31, 2022	11,964	22,227	55,445	50,140	3,633	143,409
Balance at June 30, 2023	20,625	45,404	53,454	59,489	2,869	181,841

During the six months ended June 30, 2023, depreciation expense of $3.0 million was capitalized to biological assets and inventory (six months ended June 30, 2022 – $3.4 million).

During the six months ended June 30, 2023, the Company determined that indicators of impairment existed relating to idle machinery and equipment. The estimated recoverable amount of the assets was determined to be nil and an impairment of $1.4 million was recorded. The impairment was recognized in the Company’s cannabis operations reporting segment.

During the six months ended June 30, 2023, the Company determined that indicators of impairment existed relating to its retail stores due to underperforming operating results of certain stores. For impairment testing of retail

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

property, plant and equipment the Company determined that a cash generating unit (“CGU”) was defined as each individual retail store. The Company completed impairment tests for each store location determined to have an indicator of potential impairment using a discounted cash flow methodology. The recoverable amounts for each CGU were based on the higher of its estimated value in use (“VIU”) and fair value less costs of disposal (“FVLCD”) using level 3 inputs. The significant assumptions applied in the impairment test are described below:

•
Cash flows: Estimated cash flows are based on forecasted EBITDA. The forecast is extended to a total of five years based on an analysis of the industry’s expected growth rates, historical and forecast volume changes, and inflation rates, except where a CGU has a defined life due to lease expiration. Management determined forecasted growth rates of sales based on past performance and its expectations of future performance for each location. Expenditures were based upon a combination of historical percentages of revenue, sales growth rates, and contractual lease payments.
•
Discount rate: The weighted average cost of capital was estimated to be 12.0% and is based on market capital structure of debt, risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a review of betas of comparable publicly traded companies, the Company’s historical data, an unsystematic risk premium and after-tax cost of debt based on corporate bond yields.
•
Long-term growth rate: Five years of cash flows have been included in the discounted cash flow models. Where a CGU’s lease terms do not define the forecast period, maintainable debt-free net cash flow beyond the forecast period is estimated to approximate the fifth-year cash flows increased by a terminal growth rate of 2.5% and is based on the industry’s expected growth rates, forecast inflation rates and management’s experience.

As at June 30, 2023, the Company recorded impairment losses of property, plant and equipment of $0.5 million in the cannabis retail reporting segment.

12.
Net investment in subleases

	June 30, 2023	December 31, 2022
Balance, beginning of year	23,319	26,562
Additions	832	1,408
Finance income	435	833
Rents recovered (payments made directly to landlords)	(2,012)	(4,141)
Dispositions and remeasurements	—	(1,343)
Balance, end of period	22,574	23,319

Current portion	3,656	3,701
Long-term	18,918	19,618

Net investment in subleases represent leased retail stores that have been subleased to certain franchise partners. These subleases are classified as a finance lease as the sublease terms are for the remaining term of the head lease.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

13.
Intangible assets

	Brands and trademarks	Franchise agreements	Software	Retail Licenses	Total
Cost
Balance at December 31, 2022	80,400	10,000	5,542	750	96,692
Acquisition (note 3(a))	1,500	—	—	—	1,500
Additions	—	—	56	—	56
Balance at June 30, 2023	81,900	10,000	5,598	750	98,248

Accumulated amortization and impairment
Balance at December 31, 2022	19,317	1,811	679	—	21,807
Amortization	106	620	462	—	1,188
Impairment	807	—	—	—	807
Balance at June 30, 2023	20,230	2,431	1,141	—	23,802

Net book value
Balance at December 31, 2022	61,083	8,189	4,863	750	74,885
Balance at June 30, 2023	61,670	7,569	4,457	750	74,446

During the six months ended June 30, 2023, the Company determined that indicators of impairment existed regarding the Sun 8 intellectual property due to decreasing market demand for the underlying strains and brand. The estimated recoverable amount of the intangible asset was determined to be $1.5 million and an impairment of $0.8 million was recorded.

14.
Investments

As at	June 30, 2023	December 31, 2022
Investments at amortized cost	24,328	24,493
Investments at FVTPL	8,348	72,761
	32,676	97,254

Current portion	23,038	6,552
Long-term	9,638	90,702

Investments at fair value through profit and loss (“fvtpl”)

Valens

On January 17, 2023, the Company announced that it had successfully closed the Valens Transaction (note 3(a)). The $60.0 million non-revolving term loan formed part of the consideration (note 3(a)).

Superette

On February 7, 2023, the Company announced that it had successfully closed the Superette Transaction (note 3(b)). The Company has adjusted the fair value of the Superette promissory note downward by $5.4 million ($1.7 million during the six months ended June 30, 2023, and $3.7 million during the year ended December 31, 2022) (note 22) to management’s best estimate of the fair value of the Superette promissory note at February 7, 2023. The Superette promissory note was extinguished immediately preceding the business combination and forms the consideration transferred (note 3(b)).

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

15.
Equity-accounted investees

As at	June 30, 2023	December 31, 2022
Interest in joint venture	532,818	519,255

SunStream is a joint venture in which the Company has a 50% ownership interest. SunStream is a private company, incorporated under the Business Corporations Act (Alberta), which provides growth capital that pursues indirect investment and financial services opportunities in the global cannabis sector, as well as other investment opportunities.

SunStream is structured as a separate vehicle and the Company has a residual interest in the net assets of SunStream. Accordingly, the Company has classified its interest in SunStream as a joint venture, which is accounted for using the equity-method.

The current investment portfolio of SunStream is comprised of secured debt, hybrid debt and derivative instruments with United States based cannabis businesses. These investments are recorded at fair value each reporting period with any changes in fair value recorded through profit or loss. SunStream actively monitors these investments for changes in credit risk, market risk and other risks specific to each investment.

As at June 30, 2023, the Company had funded $531.7 million out of the total $538.0 million that was originally committed to SunStream.

The following table summarizes the carrying amount of the Company’s interest in the joint venture:

Carrying amount
Balance at December 31, 2022	519,255
Capital contributions	16,989
Share of net earnings (loss)	8,580
Share of other comprehensive income (loss)	(12,006)
Balance at June 30, 2023	532,818

SunStream is a related party due to it being classified as a joint venture of the Company. Capital contributions to the joint venture and distributions received from the joint venture are classified as related party transactions.

The following table summarizes the financial information of SunStream:

As at	June 30, 2023	December 31, 2022
Current assets (including cash and cash equivalents - 2023: $2.0 million, 2022: $1.5 million)	8,720	5,437
Non-current assets	520,211	509,418
Current liabilities	(662)	(1,146)
Net assets (liabilities) (100%)	528,269	513,709

Six months ended June 30	2023	2022
Revenue (loss)	12,280	(29,853)
Profit (loss) from operations	8,933	(33,548)
Other comprehensive income (loss)	(12,006)	7,785
Total comprehensive income (loss)	(3,026)	(25,751)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

16.
Derivative warrants

	June 30, 2023	December 31, 2022
Balance, beginning of year	11,002	21,700
Change in fair value recognized in profit or loss	(7,042)	(10,783)
Acquisition	—	85
Balance, end of period	3,960	11,002

The following table summarizes outstanding derivative warrants as at June 30, 2023:

	Exercise price (USD)	Number of warrants	Weighted average contractual life
2020 Series A Warrants (1)	1.77	50,000	2.1
Unsecured Convertible Notes Warrants (1)	1.77	50,000	0.5
New Warrants	2.29	9,833,333	1.1
December 2018 Performance Warrants	CAD 5.51	118,067	0.5
		10,051,400	1.1
(1)
The conversion or exercise price, as applicable, is subject to full ratchet antidilution protection upon any subsequent transaction at a price lower than the price then in effect and standard adjustments in the event of any share split, share dividend, share combination, recapitalization or other similar transaction. If the Company issues, sells or enters into any agreement to issue or sell, any variable rate securities, the investors have the additional right to substitute the variable price (or formula) of such securities for the conversion or exercise price, as applicable.
17.
Lease Liabilities

	June 30, 2023	December 31, 2022
Balance, beginning of year	169,831	33,470
Acquisitions (note 3(a), note3(b))	4,336	142,106
Additions	1,610	7,497
Lease payments	(21,619)	(31,834)
Renewals, remeasurements and dispositions	13,721	10,890
Tenant inducement allowances received	—	1,799
Accretion expense	4,239	5,903
Balance, end of period	172,118	169,831

Current portion	35,982	30,206
Long-term	136,136	139,625

During the six months ended June 30, 2023, renewals, remeasurements and dispositions of $13.7 million mainly related to lease renewals.

The following table presents the contractual undiscounted cash flows, excluding periods covered by lessee lease extension options that have been included in the determination of the lease term, related to the Company’s lease liabilities as at June 30, 2023:

June 30, 2023
Less than one year	40,975
One to three years	68,457
Three to five years	50,294
Thereafter	41,634
Minimum lease payments	201,360

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

18.
Share capital and warrants
(a)
Authorized

The authorized capital of the Company consists of an unlimited number of voting common shares and preferred shares with no par value.

(b)
Issued and outstanding

		June 30, 2023		December 31, 2022
	Note	Number of Shares	Carrying Amount	Number of Shares	Carrying Amount
Balance, beginning of year		235,194,236	2,292,810	206,040,836	2,035,704
Share issuances		—	—	370,179	2,870
Share repurchases		(546,700)	(5,344)	(4,252,489)	(41,617)
Acquisition	3(a)	27,605,782	83,953	32,060,135	287,129
Shares acquired and cancelled		(2,175,023)	(6,615)	—	—
Employee awards exercised		181,883	1,041	975,575	8,724
Balance, end of period		260,260,178	2,365,845	235,194,236	2,292,810

For the six months ended June 30, 2023, the Company purchased and cancelled 0.5 million common shares at a weighted average price of $2.78 (US$2.04) per common share for a total cost of $1.5 million. Accumulated deficit was reduced by $3.8 million, representing the excess of the average carrying value of the common shares over their purchase price.

In connection with the Valens Transaction (note 3(a)), the Company received and cancelled 2.2 million of its own common shares valued at $6.6 million based on the fair value on the closing date. At the time of the acquisition, the Company owned 6.5 million Valens common shares which were classified as marketable securities (note 6). In accordance with the Valens Transaction consideration, the Company received 2.2 million common shares (0.3334 of a SNDL common share for each Valens common share).

19.
Share-based compensation

The Company has a number of share-based compensation plans which include simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”). Further detail on each of these plans is outlined below. Subsequent to the Company’s initial public offering, the Company established the stock option, RSU and DSU plans to replace the granting of simple warrants and performance warrants.

The components of share-based compensation expense are as follows:

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Equity-settled expense
Simple warrants (A)	2	599	(335)	1,146
Performance warrants (A)	—	—	—	—
Stock options (B)	3	23	(2)	52
Restricted share units (1) (C)	3,485	2,253	6,109	4,642
Cash-settled expense
Deferred share units (1)(2) (D)	403	(2,437)	330	(1,198)
	3,893	438	6,102	4,642
(1)
For the six months ended June 30, 2023, the Company recognized share-based compensation expense under Nova’s RSU plan of $21 and share-based compensation expense under Nova’s DSU plan of $201.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(2)
Cash-settled DSUs are accounted for as a liability and are measured at fair value based on the market value of the Company’s common shares at each period end. Fluctuations in the fair value are recognized during the period in which they occur.

Equity-settled plans

a)
Simple and performance warrants

The Company issued simple warrants and performance warrants to employees, directors and others at the discretion of the Board. Simple and performance warrants granted generally vest annually over a three-year period, simple warrants expire five years after the grant date and performance warrants expire five years after vesting criteria met.

The following table summarizes changes in the simple and performance warrants during the six months ended June 30, 2023:

	Simple warrants outstanding	Weighted average exercise price	Performance warrants outstanding	Weighted average exercise price
Balance at December 31, 2022	165,820	$46.91	123,200	$42.26
Forfeited	(34,560)	64.99	(44,800)	62.05
Expired	(12,480)	6.25	(16,000)	14.07
Balance at June 30, 2023	118,780	$45.92	62,400	$35.28

The following table summarizes outstanding simple and performance warrants as at June 30, 2023:

	Warrants outstanding			Warrants exercisable
Range of exercise prices	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)	Number of warrants	Weighted average exercise price	Weighted average contractual life (years)
Simple warrants
$6.25 - $9.38	47,500	7.83	1.21	47,500	7.83	1.21
$29.69 - $45.31	27,120	31.26	1.11	26,320	31.02	1.05
$62.50 - $93.75	33,920	63.97	3.56	33,920	63.97	3.56
$125.00 - $312.50	10,240	201.58	3.69	8,640	200.71	3.40
	118,780	$45.92	2.07	116,380	$43.76	2.02
Performance warrants
$6.25 - $9.38	21,866	6.63	n/a	21,866	6.63	1.63
$12.50 - $18.75	5,334	14.07	n/a	5,334	14.07	1.94
$29.69 - $45.31	23,200	32.60	n/a	23,200	32.60	1.78
$62.50 - $93.75	9,334	77.68	n/a	1,334	93.75	2.67
$125.00 - $218.75	2,666	187.50	n/a	—	—	n/a
	62,400	$35.28	n/a	51,734	$21.29	1.76
b)
Stock options

The Company issues stock options to employees and others at the discretion of the Board. Stock options granted generally vest annually in thirds over a three-year period and expire ten years after the grant date.

The following table summarizes changes in stock options during the six months ended June 30, 2023:

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

	Stock options outstanding	Weighted average exercise price
Balance at December 31, 2022	44,360	$13.24
Forfeited	(11,741)	11.63
Expired	(100)	31.50
Balance at June 30, 2023	32,519	$13.77

The following table summarizes outstanding stock options as at June 30, 2023:

	Stock options outstanding		Stock options exercisable
Exercise prices	Number of options	Weighted average contractual life (years)	Number of options	Weighted average contractual life (years)
$11.50	20,834	6.91	20,834	6.91
$11.90	8,160	6.99	8,160	6.99
$31.50	3,525	5.13	3,225	5.05
	32,519	6.74	32,219	6.75
c)
Restricted share units

RSUs are granted to employees and the vesting requirements and maximum term are at the discretion of the Board. RSUs are exchangeable for an equal number of common shares.

The following table summarizes changes in RSUs during the six months ended June 30, 2023:

RSUs outstanding
Balance at December 31, 2022	1,381,330
Granted	7,836,492
Forfeited	(276,613)
Exercised	(195,052)
Balance at June 30, 2023	8,746,157

At June 30, 2023, no RSUs were vested or exercisable. Subsequent to June 30, 2023, 222,617 RSUs vested and were exercised.

Cash-settled plans

d)
Deferred share units

DSUs are granted to directors and generally vest in equal instalments over one year. DSUs are settled by making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment.

As at June 30, 2023, the Company recognized a liability of $2.4 million relating to the fair value of cash-settled DSUs (December 31, 2022 – $2.3 million).

The following table summarizes changes in DSUs during the six months ended June 30, 2023:

DSUs outstanding
Balance at December 31, 2022	1,708,383
Granted	376,904
Balance at June 30, 2023	2,085,287

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

At June 30, 2023, 1.2 million DSUs were vested but none were exercisable.

20.
Gross revenue

Liquor retail revenue is derived from the sale of wines, beers and spirits to customers. Cannabis retail revenue is derived from retail cannabis sales to customers, franchise revenue consists of royalty, advertising and franchise fee revenue, and other revenue consists of millwork, supply and accessories revenue and proprietary licensing. Cannabis operations revenue is derived from contracts with customers and is comprised of sales to Provincial boards that sell cannabis through their respective distribution models, sales to licensed producers for further processing, provision of proprietary cannabis processing services, product development, manufacturing and commercialization of cannabis consumer products and sales to medical customers.

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Liquor retail revenue	151,690	148,637	267,601	149,947
Cannabis retail revenue
Retail	67,423	60,082	131,523	65,521
Franchise	1,799	2,065	3,566	4,115
Other	2,659	1,347	4,200	1,370
Cannabis retail revenue	71,881	63,494	139,289	71,006
Cannabis operations revenue
Provincial boards	31,714	14,893	57,843	24,625
Medical	3	3	24	6
Wholesale	1,780	530	4,929	2,100
Analytical testing	357	—	638	—
Cannabis operations revenue	33,854	15,426	63,434	26,731
Gross revenue	257,425	227,557	470,324	247,684
21.
Investment revenue (LOSS)

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Interest and fee revenue
Interest revenue from investments at amortized cost	980	818	1,986	1,813
Interest and fee revenue from investments at FVTPL	250	543	874	2,659
Interest revenue from cash	2,191	1,216	4,772	1,966
	3,421	2,577	7,632	6,438

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Investment loss
Realized (losses) gains (note 6)	(48,988)	265	(92,792)	389
Unrealized gains (losses) (note 6)	44,968	(35,338)	83,603	(53,172)
	(4,020)	(35,073)	(9,189)	(52,783)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

22.
Finance costs

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Cash finance expense
Other finance costs	17	145	45	169
	17	145	45	169
Non-cash finance expense (income)
Change in fair value of investments at FVTPL	257	22,305	3,625	22,305
Accretion on lease liabilities	2,293	3,928	4,239	4,268
Financial guarantee liability (recovery) expense	—	65	(139)	(77)
Other	106	189	296	189
	2,656	26,487	8,021	26,685
Interest income	(215)	(127)	(435)	(410)
	2,458	26,505	7,631	26,444
23.
supplemental cash flow disclosures

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Cash provided by (used in):
Accounts receivable	1,227	(715)	9,323	(2,565)
Biological assets	(948)	813	(2,801)	5,182
Inventory	(11,506)	(4,543)	(31,932)	(12,949)
Prepaid expenses and deposits	(1,938)	(1,543)	(7,765)	58
Investments	148	383	480	431
Right of use assets	8,488	(1,151)	(764)	(1,151)
Property, plant and equipment	61	—	73	—
Accounts payable and accrued liabilities	551	(24,578)	(22,818)	(35,279)
Lease liabilities	(8,490)	2,214	775	2,214
	(12,407)	(29,120)	(55,429)	(44,059)

Changes in non-cash working capital relating to:
Operating	(14,193)	(31,584)	(56,755)	(46,434)
Investing	1,586	294	1,127	259
Financing	200	2,170	199	2,116
	(12,407)	(29,120)	(55,429)	(44,059)

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

24.
Loss per share

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Weighted average shares outstanding (000s)
Basic and diluted (1)	260,228	238,436	257,905	222,380
Continuing operations
Net loss attributable to owners of the Company	(29,350)	(73,301)	(63,553)	(111,205)
Per share - basic and diluted	$(0.11)	$(0.31)	$(0.24)	$(0.50)
Discontinued operations
Net loss attributable to owners of the Company	(3,170)	—	(4,535)	—
Per share - basic and diluted	(0.01)	—	$(0.02)	$—
Net loss attributable to owners of the Company	(32,520)	(73,301)	(68,088)	(111,205)
Per share - basic and diluted	$(0.12)	$(0.31)	$(0.26)	$(0.50)
(1)
For the six months ended June 30, 2023, there were 0.3 million equity classified warrants, 9.9 million derivative warrants, 0.1 million simple warrants, 0.1 million performance warrants, 0.03 million stock options and 8.7 million RSUs that were excluded from the calculation as the impact was anti-dilutive (six months ended June 30, 2022– 0.4 million equity classified warrants, 9.9 million derivative warrants, 0.3 million simple warrants, 0.1 million performance warrants, 0.04 million stock options and 2.2 million RSUs).
25.
Financial instruments

The financial instruments recognized on the consolidated statement of financial position are comprised of cash and cash equivalents, restricted cash, marketable securities, accounts receivable, investments at amortized cost, investments at FVTPL, accounts payable and accrued liabilities and derivative warrants.

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the short-term nature of the instruments. The carrying value of investments at amortized cost approximate their fair value as the fixed interest rates approximate market rates for comparable transactions.

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

Fair value measurements of marketable securities, investments at FVTPL and derivative warrants are as follows:

		Fair value measurements using
June 30, 2023	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	3,535	3,535	—	—
Investments at FVTPL	8,348	—	—	8,348
Financial liabilities
Derivative warrants (1)	3,960	—	—	3,960

		Fair value measurements using
December 31, 2022	Carrying amount	Level 1	Level 2	Level 3
Recurring measurements:
Financial assets
Marketable securities	21,926	21,926	—	—
Investments at FVTPL	72,761	—	—	72,761
Financial liabilities
Derivative warrants (1)	11,002	—	—	11,002
(1)
The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability. The Company has no cash obligation with respect to the derivative warrants, rather it will deliver common shares if and when warrants are exercised.

At June 30, 2023, a 10% change in the material assumptions would change the estimated fair value of derivative warrant liabilities by approximately $0.8 million.

There were no transfers between Levels 1, 2 and 3 inputs during the period.

26.
RELATED PARTIES

The Company entered into the following related party transactions during the periods noted, in addition to those disclosed in note 15 relating to the Company’s joint venture.

A member of key management personnel jointly controls a company that owns property leased to SNDL for one of its retail liquor stores. The lease term is from November 1, 2017 to October 31, 2027 and includes extension terms from November 1, 2027 to October 31, 2032 and November 1, 2032 to October 31, 2037. Monthly rent for the location includes base rent, common area costs and sign rent. The rent amounts are subject to increases in accordance with the executed lease agreement. For the six months ended June 30, 2023, the Company paid $83.4 thousand in total rent with respect to this lease.

27.
Commitments and contingencies

The following table summarizes contractual commitments at June 30, 2023:

	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	62,557	—	—	—	62,557
Financial guarantee liability	—	268	—	—	268
Contractual obligation	—	2,553	—	—	2,553
Balance, end of year	62,557	2,821	—	—	65,378

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

(a)
Commitments

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at June 30, 2023 of $2.5 million (December 31, 2022 – $2.5 million). The corresponding expenses were recognized during the years ended December 31, 2019 ($1.5 million) and December 31, 2021 ($1.0 million).

(b)
Contingencies

From time to time, the Company is involved in various claims and legal actions which occurred in the ordinary course of operations, the losses from which, if any, are not anticipated to be material to the financial statements.

28.
Subsequent events

On December 20, 2022, the Company and Nova announced that they had entered into an implementation agreement pursuant to which the Company and Nova agreed to implement a strategic transaction in the Canadian retail cannabis industry (the “Nova Transaction”).

As part of the Nova Transaction, the Company and Nova agreed to complete the following transactions, subject to certain terms and conditions (including receipt of the requisite regulatory approvals and approval of Nova shareholders under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions): (i) the Company will transfer or cause to be transferred its 26 corporate-owned cannabis retail stores to Nova; (ii) Nova will transfer its intellectual property related to the “Value Buds” retail banner to the Company; (iii) the parties and certain of their subsidiaries will enter into a strategic partnership agreement and store level license agreement with respect to the “Spiritleaf”, “Superette” and “Value Buds” retail banners to implement certain collaborative retail initiatives; (iv) the parties will amend certain existing governance documents (to which Alcanna was a predecessor party), including their investor rights agreement; (v) the Company will reduce its equity ownership interest in Nova to approximately 19.9%; and (vi) the parties will replace Nova’s existing credit facility with SNDL with a $15.0 million credit facility, with a $10.0 million “accordion” feature.

On May 5, 2023, Nova’s shareholders approved the previously announced agreement with SNDL to implement a strategic partnership to create a well-capitalized cannabis retail platform in Canada, pursuant to the implementation agreement entered into between SNDL and Nova dated December 20, 2022, as amended on April 3, 2023 (the “Implementation Agreement”).

On June 1, 2023, SNDL announced that it had amended the terms of the plan of arrangement (the “Original Plan of Arrangement”), and such amended form of the Original Plan of Arrangement being (the “Amended Plan of Arrangement”) approved by the SNDL shareholders at its annual and special meeting of shareholders held on July 25, 2022, pursuant to which SNDL intends to distribute certain of its Nova common shares (“Nova Shares”) to SNDL shareholders. Under the terms of the Amended Plan of Arrangement, among other things, (i) SNDL shareholders who would have been entitled to receive at least one “lot” of Nova Shares from the Nova Shares being distributed (the “Distributed Nova Shares”) had they been distributed to all SNDL shareholders on a pro rata basis (the “Eligible Holders”) will receive Nova Shares with the new SNDL common shares to which they were entitled under the Original Plan of Arrangement (“New SNDL Shares”), and (ii) all SNDL shareholders other than the Eligible Holders will receive, together with their New SNDL Shares, cash in lieu of the fractional Nova Shares that they would have been entitled to receive had the Distributed Nova Shares been distributed to all SNDL shareholders on a pro rata basis. The number of Nova Shares that would be considered a “lot” will be determined by SNDL’s Board of Directors (the “SNDL Board”), provided that a “lot” must be between one Nova Share and 500 Nova Shares. All other terms of the Amended Plan of Arrangement remain substantially similar to those of the Original Plan of Arrangement. A Final Order (the “Final Order”) of the Court of Kings Bench of Alberta (the “Court”) approving the Amended Plan of Arrangement and transactions contemplated thereby (collectively, the “Share Distribution”) was granted on May 26, 2023, and, subject

SNDL Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2023

(Unaudited, expressed in thousands of Canadian dollars, except where otherwise noted)

to the SNDL Board determining the meaning of a “lot” of Nova Shares, the Company is now authorized by the Court to complete the Share Distribution.

The completion of the Share Distribution remains subject to certain closing conditions set out in the Implementation Agreement, including the receipt of certain key regulatory approvals and the amendment to certain terms of the Nova Transaction that are mutually satisfactory to SNDL and Nova. SNDL continues to work with regulators to ensure that the Nova Transaction is in compliance with regulations in all relevant jurisdictions. Pursuant to the Final Order and the Implementation Agreement, the Share Distribution is expected to be completed as part of the closing of the Nova Transaction. Subject to the satisfaction or waiver of all of the conditions precedent which include, but are not limited to, the receipt of certain key regulatory approvals from applicable provincial cannabis regulators and the Toronto Stock Exchange, the Nova Transaction was expected to close on or before June 30, 2023.

Due to ongoing review by regulators with respect to required approvals, on June 30, 2023, SNDL and Nova extended the outside date for closing of the Nova Transaction to on or before July 25, 2023, and on July 25, 2023, SNDL and Nova extended the outside date for closing of the Nova Transaction to on or before August 25, 2023.